SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 10, 2017

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01

Millenia Tower

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

March 9, 2017

Changes in ZIM’s Senior Management

In accordance with the provisions of Section 4.03 of an Indenture entered into between ZIM Integrated Shipping Services Ltd. (the “Company”) and Hermetic Trust (1975) Ltd. on July 16, 2014 (the “Indenture”), the Company herby notifies as follows:

Eli Glickman has been nominated as CEO of the Company;

Guy Eldar, CFO, is leaving ZIM

ZIM Integrated Shipping Services’ (“ZIM’s”) Board of Directors has nominated Eli Glickman as President & CEO of the company effective July 1, 2017. Glickman will replace Rafi Danieli, current CEO, who last year advised that he would be stepping down.

Guy Eldar, CFO, has requested to leave the company after four and a half years in this position. A replacement is yet to be nominated.

Glickman, 55, was previously CEO of the Israel Electric Company. Before that, he was Deputy CEO of Partner – Orange Cellular Communication and previously managed Partner Orange’s Customer Division. During 2003-2005 Glickman was CEO of Exel MPL, the logistics company. Before working in the business community Glickman was a Commanding Officer of the Israeli Navy Special Operations Unit, and was also a missile ship commander and the Naval Attaché in Washington D.C. Glickman has a Master of Science in Financial Management from the University of Monterey (California) and is a graduate of Georgetown University’s International Executive Business Administration program.

Guy Eldar, 42, led ZIM’s financial functions for the past four and a half years. Eldar led the complicated restructuring of the company’s debts in 2014, and in so doing improved Zim’s balance sheet and financial stability. Eldar decided to leave Zim for personal reasons.

Rafi Danieli led ZIM for the past 8 years. Before being appointed CEO, Danieli fulfilled various positions in ZIM, including CFO and Deputy CEO. As CEO, Danieli led a successful operational reorganization which resulted in material improvements in Zim’s efficiency.

Rafi Danieli said: “It has been a privilege to lead Zim during the most difficult times the industry has ever faced. Through the combined efforts of management and our devoted employees, during these difficult times we improved our network, operating margins, efficiency and customer service. For the last eight financial quarters, our operating margins have put us in the top tier of liner companies.”

Eli Glickman said: “Despite challenges throughout the liner industry, Zim has continued to perform well relative to its peers. Zim is a dynamic and exciting company and I am looking forward to joining.”

Yours sincerely,

ZIM Integrated Shipping Services Ltd.

ZIM Integrated Shipping Services Ltd.	www.zim.com
P.O.B 1723 Haifa 3101601, Israel

Cautionary Statement Regarding Forward-Looking Statements

The press release of ZIM Integrated Shipping Services (“ZIM”) includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements with respect to changes in ZIM’s management team and the timing of such changes. These statements are based on current expectations or beliefs, and are subject to a number of risks and uncertainties, which could cause future events to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to ZIM’s business, including those risks set forth under “Risk Factors—Risks Related to Our Interest in ZIM” in the Annual Report on Form 20-F for the year ended December 31, 2015 of Kenon Holdings Ltd. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: March 10, 2017	By:	/s/ Yoav Doppelt
	Name:	Yoav Doppelt
	Title:	Chief Executive Officer